UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )

FREIGHTCAR AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

357023100

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California, 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Stacey L. Rosenberg, Esq.

Jason R. Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street

Forty-Third Floor

Los Angeles, California 90071

(213) 620-1780

August 5, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 357023100

1	NAME OF REPORTING PERSONS Pacific Investment Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,572,242(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,572,242(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,572,242(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)

The Reporting Person beneficially owns (a) 185,652 shares of Common Stock, and (b) a warrant exercisable for an indeterminate number of shares equal to 23.0% of the outstanding shares of Common Stock on a fully-diluted basis (including shares reserved for issuance under the Issuer’s equity plans) on the date the warrant is exercised. The amount referred to in clause (b) above is estimated based on 18,033,369 outstanding shares of Common Stock of the Issuer on a fully-diluted basis as of August 6, 2021, as provided by the Issuer to the Reporting Person, assuming hypothetically that the warrant was exercised on such date.

(2)

Based on 15,724,922 shares of the Issuer’s common stock outstanding as of August 6, 2021, as provided by the Issuer to the Reporting Person, plus 5,386,590 shares of the Issuer’s common stock underlying the warrant referred to in clause (b) of footnote 1 above.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of FreightCar America, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 125 South Wacker Drive, Suite 1500, Chicago, Illinois 60606.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Pacific Investment Management Company LLC, a Delaware limited liability company (“PIMCO” or the “Reporting Person”).

The principal business address of PIMCO is 650 Newport Center Drive, Newport Beach, California, 92660.

Each of CO Finance LVS VI LLC, a Delaware limited liability company (“COF”), and OC III LVS XII LP, a Delaware limited partnership (“OC III”), was formed solely for the purpose of investment holding. COF, OC III, and certain other private investment vehicles managed by PIMCO (collectively, the “PIMCO Entities”) acquired the Common Stock from the Issuer in connection with the Warrant Acquisition Agreement and the Reimbursement Agreement (see Items 3 and 6 below).

CO Finance LVS IV LLC, a Delaware limited liability company (“COF IV”), is the sole managing member of COF. CO Finance LLC, a Delaware limited liability company (“COF LLC”), is the sole managing member of COF IV. PIMCO has the power to make voting and investment decisions regarding the securities held by COF.

OC III GP LLC, a Delaware limited liability company (“OC III GP”), is the sole general partner of OC III. OC III Holding LP, a Delaware limited partnership (“OC III Holding”), is the sole managing member of OC III GP. OC III and OC III Holding are direct or indirect wholly-owned subsidiaries of a pooled investment fund that invests (among other things) in operating companies. PIMCO GP XXX LLC, a Delaware limited liability company (“PIMCO GP OC III”), is the sole general partner of OC III Holding. PIMCO is the sole managing member of PIMCO GP OC III, retains a pecuniary interest therein, and has the power to make voting and investment decisions regarding the securities of the Issuer held by OC III.

PIMCO is an indirect subsidiary of Allianz SE, a publicly held company in Germany. The principal business of PIMCO is global investment management services for a wide range of investors.

On December 1, 2016, PIMCO entered into a settlement agreement with the SEC relating to disclosures in connection with the PIMCO Total Return Active Exchange-Traded Fund’s performance attribution during the first four months of its existence in 2012 and the valuation of 43 smaller-sized (“odd-lot”) positions of non-agency mortgage-backed securities using third-party vendor prices, as well as PIMCO’s compliance policies and procedures related to these matters. Under the terms of the settlement, PIMCO agreed to pay to the SEC $19.8 million, which includes a penalty, fee disgorgement, and interest. PIMCO has enhanced its pricing and disclosure policies to address the SEC’s findings and, as part of the settlement, retained an independent compliance consultant to review its policies regarding the valuation of smaller-sized positions.

Except as set forth herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to that certain Warrant Acquisition Agreement, dated as of October 13, 2020 (the “Warrant Acquisition Agreement”), by and between the Issuer and COF, the Issuer issued to COF a Warrant to Purchase Common Stock (the “Warrant”) exercisable for 23.0% of the Common Stock Deemed Outstanding (as such term is defined in the Warrant Acquisition Agreement) at a purchase price of $0.01 per share. The Warrant was subsequently assigned by COF to OC III in December 2020. The working capital of the PIMCO Entities will be the source of funds for any cash outlay to finance the exercise price paid upon exercise of the Warrant. Pursuant to that certain Reimbursement Agreement, dated as of July 30, 2021 (the “Reimbursement Agreement”), by and among COF, U.S. Bank National Association, Alter Domus (US) LLC, and the Issuer, the Issuer agreed to issue certain Equity Fees to COF or its designee, OC III. Pursuant to the terms of the Reimbursement Agreement, the Issuer issued to OC III 185,652 shares of Common Stock on August 6, 2021. No cash consideration was required to be paid by PIMCO or any of the PIMCO Entities in connection with the acquistion of such shares of Common Stock pursuant to the terms of the Reimbursement Agreement. See Item 6 for more information regarding the Warrant Acquisition Agreement and the Reimbursement Agreement.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 are incorporated herein by reference.

The acquisition by PIMCO of the Common Stock was for investment purposes.

The Reporting Person may acquire additional shares of Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by it at any time. The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment.

Except as set forth herein, the Reporting Person has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for Common Stock, or dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

The securities reported in this Schedule 13D are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser, as described in Item 2. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Act.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13D reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release.

(c) Except as set forth herein, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of this Schedule 13D by the Reporting Person or, to its knowledge, by any executive officer or director of the Reporting Persons.

(d) Each of COF and OC III is the direct holder or beneficial owner of the Common Stock and has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, greater than five percent of the outstanding Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 are incorporated herein by reference.

Term Loan Credit Agreement

On October 13, 2020, the Issuer entered into a Credit Agreement (the “Original Term Loan Credit Agreement”) by and among the Issuer, as guarantor, FreightCar North America, LLC (the “Borrower” and together with the Company and certain other subsidiary guarantors, collectively, the “Loan Parties”), COF, as lender, and U.S. Bank National Association, as disbursing agent and collateral agent (the “Agent”). Pursuant to the Original Term Loan Credit Agreement, COF extended a term loan credit facility in the principal amount of $40.0 million, consisting of a single term loan to be funded upon the satisfaction of certain conditions precedent set forth in the Original Term Loan Credit Agreement, including stockholder approval of the issuance of the Common Stock underlying the Warrant described above (the funding date of such term loan, the “Closing Date”).

The Original Term Loan Credit Agreement has a term ending five years following the Closing Date. The term loan outstanding under the Original Term Loan Credit Agreement bears interest, at Borrower’s option and subject to the provisions of the Original Term Loan Credit Agreement, at Base Rate (as defined in the Original Term Loan Credit Agreement) or Eurodollar Rate (as defined in the Original Term Loan Credit Agreement) plus the Applicable Margin for each such interest rate set forth in the Original Term Loan Credit Agreement.

The Original Term Loan Credit Agreement has both affirmative and negative covenants, including, without limitation, limitations on indebtedness, liens and investments. The Original Term Loan Credit Agreement also provides for customary events of default. Pursuant to the terms and conditions set forth in the Original Term Loan Credit Agreement and the related loan documents, each of the Loan Parties granted to the Agent a continuing lien upon all of such Loan Parties’ assets to secure the obligations of the Loan Parties under the Original Term Loan Credit Agreement.

On May 14, 2021, the Loan Parties entered into an Amendment No. 2 to the Original Term Loan Credit Agreement (the “Amendment” and together with the Third Amendment (as defined below) and the Original Term Loan Credit Agreement, the “Term Loan Credit Agreement”) with COF, as lender, and the Agent, as disbursing agent and collateral agent, pursuant to which the principal amount of the term loan credit facility was increased by $16.0 million to a total of $56.0 million, with such additional $16.0 million (the “Additional Loan”) to be funded upon the satisfaction of certain conditions precedent set forth in the Amendment (the funding date of such Additional Loan, the “Closing Date”). The Additional Loan closed and was funded on May 17, 2021.

The Additional Loan bears interest, at Borrower’s option and subject to the provisions of the Term Loan Credit Agreement, at Base Rate (as defined in the Term Loan Credit Agreement) or Eurodollar Rate (as defined in the Term Loan Credit Agreement) plus the Applicable Margin (as defined in the Term Loan Credit Agreement) for each such interest rate set forth in the Term Loan Credit Agreement.

Pursuant to the Amendment, in the event that the Additional Loan is not repaid in full by March 31, 2022, the Issuer shall issue to COF and/or an affiliate of COF a warrant (the “Additional Warrant”) to purchase a number of shares of Common Stock equal to 5% of the outstanding Common Stock on a fully-diluted basis at the time the Additional Warrant is exercised (after giving effect to such issuance). The Additional Warrants, if issued, will have an exercise price of $0.01 per share and a term of ten years.

The Amendment contains additional covenants, including, among other things, that the Issuer (i) obtain a term sheet for additional financing of no less than $15.0 million by July 31, 2021 and (ii) file a registration statement on Form S-3 no later than August 31, 2021 (the “August 2021 Registration Statement”).

Warrant

In connection with the execution of the Original Term Loan Credit Agreement, the Company issued to COF the Warrant, pursuant to Warrant Acquisition Agreement. COF subsequently assigned the Warrant to OC III in December 2020. The Warrant is exercisable for a term of ten years from the date of the issuance of the Warrant. The issuance of the Warrant occurred on the Closing Date and was subject to, among other things, approval of the issuance of the Warrant by the Company’s stockholders. Such stockholder approval was obtained on November 24, 2020.

Pursuant to the Warrant Acquisition Agreement, for so long as the holder of the Warrant or its affiliates hold (a) at least 50% of the Warrant or (b) at least 50% of the shares issuable pursuant to the exercise of the Warrant, the holder of the Warrant shall be entitled to designate for nomination to the Issuer’s Board of Directors (the “Board”) a director to the Board and a non-voting observer. OC III, as current holder of the Warrant, has not yet designated an individual for nomination to the Board.

Reimbursement Agreement

On July 30, 2021, the Loan Parties entered into an Amendment No. 3 to Credit Agreement (the “Third Amendment”) with COF, as lender and letter of credit provider, and the Agent, pursuant to which, among other things, COF obtained a standby letter of credit (as may be amended from time to time, the “Third Amendment Letter of Credit”) from Wells Fargo Bank, N.A., in the principal amount of $25.0 million for the account of the Issuer and for the benefit of Siena Lending Group LLC (the “Revolving Loan Lender”). Pursuant to the Third Amendment, on July 30, 2021, the Issuer, COF, Alter Domus (US) LLC, as calculation agent, and the Agent entered into the Reimbursement Agreement, pursuant to which, among other things, the Issuer agreed to reimburse the Agent, for the account of COF, in the event of any drawings under the Third Amendment Letter of Credit by the Revolving Loan Lender.

In addition, pursuant to the Reimbursement Agreement, the Company shall make certain other payments as set forth below, so long as the Third Amendment Letter of Credit remains outstanding:

Letter of Credit Fee

The Issuer shall pay to the Agent, for the account of COF, an annual fee of $500,000, which shall be due and payable quarterly beginning on August 2, 2021, and every three months thereafter.

Equity Fee

Every three months (the “Measurement Period”), commencing on August 6, 2021, the Company shall pay to COF (or, so long as COF is the sole provider of the Third Amendment Letter of Credit, to OC III, if COF has timely notified the Issuer in writing of such designation) a fee (the “Equity Fee”) payable in shares of Common Stock. The Equity Fee shall be calculated by dividing $1.0 million by the volume weighted average price of the Common Stock on the Nasdaq Capital Market for the ten (10) trading days ending on the last business day of the applicable Measurement Period. The Company can opt to pay the Equity Fee in cash, in the amount of $1,000,000, if, and only if, (x) the Issuer has already issued as Equity Fees a number of shares of its Common Stock equal to (I) 5.0% multiplied by (II) the total number of shares of Common Stock outstanding as of July 30, 2021, rounded down to the nearest whole share of Common Stock, and (y) the Company has at least $15,000,000 of Repayment Liquidity after giving effect to such payment. The term Repayment Liquidity, as defined in the Term Loan Credit Agreement, means (a) all unrestricted and unencumbered cash and cash equivalents of the Loan Parties, plus (b) the undrawn and available portion of the commitments under that certain Amended and Restated Loan and Security Agreement by and among the Loan Parties and the Revolving Loan Lender, minus (c) all accounts payable of the Loan Parties that are more than 30 days past due.

The Equity Fee shall no longer be paid once the Company has issued to COF and/or OC III Equity Fees in an amount of Common Stock equal to 9.99% multiplied by the total number of shares of Common Stock outstanding as of July 30, 2021, rounded down to the nearest whole share of Common Stock (the “Maximum Equity”).

Cash Fee

The Issuer shall pay to the Agent, for the account of COF (or, so long as COF is the sole provider of the Third Amendment Letter of Credit, to OC III, if COF has timely notified the Issuer in writing of such designation) a cash fee (the “Cash Fee”) which shall be due and payable in cash quarterly beginning on the date that the Maximum Equity has been issued and thereafter on the business day immediately succeeding the last business day of the applicable Measurement Period. The Cash Fee shall be equal to $1,000,000, provided that, in the quarter in which the Maximum Equity is issued, such fee shall be equitably reduced by the value of any Equity Fee issued by the Issuer that quarter.

Registration Rights Agreement

In connection with the issuance of the Warrant, the Issuer and COF entered into a registration rights agreement (the “Registration Rights Agreement”) dated as of the Closing Date. Pursuant to the Registration Rights Agreement, OC III (as assignee of the Warrant) may deliver to the Issuer a written notice (a “Demand”) requiring the Company as soon as reasonably practicable after receiving the Demand, but not more than sixty calendar days following the receipt of the Demand, to file a registration statement (the “Demand Registration Statement”) with respect to all or a portion of the Common Stock then held by OC III and its affiliates (including shares of Common Stock issuable upon the exercise of the Warrant) (referred herein as “Registrable Shares”) with the Securities and Exchange Commission (the “SEC”). The Issuer will use commercially reasonable efforts to keep the Demand Registration Statement continuously effective (including the preparation and filing of any amendments and supplements necessary for that purpose) until the date on which OC III consummates the sale of all of the Registrable Shares registered for resale under the Demand Registration Statement or such earlier date on which all Registrable Shares held by OC III or its affiliates are freely tradeable in a single transaction pursuant to Rule 144.

In certain circumstances, and as described in the Registration Rights Agreement, OC III will have (i) piggyback registration rights with respect to the Registrable Shares and (ii) the right to request that the Company initiate an Underwritten Offering (as defined in the Registration Rights Agreement) of Registrable Shares. OC III has piggyback registration rights with respect to the August 2021 Registration Statement.

The rights to cause the Issuer to register Registrable Shares pursuant to the Registration Rights Agreement may be assigned by OC III to a Permitted Transferee (as defined in the Registration Rights Agreement) of OC III’s Registrable Shares.

This Schedule 13D includes summaries of certain material terms of: (i) the Warrant Acquisition Agreement, (ii) the Warrant, (iii) the Reimbursement Agreement, (iv) the Term Loan Credit Agreement, (v) the Amendment, and (vi) the Registration Rights Agreement. The summaries of such documents included in this Schedule 13D are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6, respectively, and are incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 Warrant Acquisition Agreement, dated October 13, 2020, by and between the Issuer and COF (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2020).

Exhibit 99.2 Form of Warrant issued by the Issuer to OC III (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2020).

Exhibit 99.3 Reimbursement Agreement, dated as of July 30, 2021, by and among COF, U.S. Bank National Association, Alter Domus (US) LLC and the Issuer (filed herewith).

Exhibit 99.4 Term Loan Credit Agreement, dated October 13, 2020, by and among the Issuer, FreightCar North America, LLC, COF, and U.S. Bank National Association (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Commission on October 19, 2020).

Exhibit 99.5 Amendment No. 2 to the Term Loan Credit Agreement, dated as of May 14, 2021, by and among the Issuer, COF, as lender, and U.S. Bank National Association, as disbursing agent and collateral agent (filed herewith).

Exhibit 99.6 Form of Registration Rights Agreement, to be entered into as of the Closing Date, by and between the Company and CO Finance LVS VI LLC (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the Commission on October 19, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2021

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jason Nagler
Name:	Jason Nagler
Title:	Senior Vice President, Fund Reporting Manager

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship

Mangala Ananthanarayanan	Managing Director – Executive Committee, Head of Business Management, EMEA and Asia-Pacific	United States

Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States

Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States

Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States

Mark R. Kiesel	Managing Director – Chief Investment Officer (Global Credit)	United States

Scott A. Mather	Managing Director – Chief Investment Officer (U.S. Core Strategies)	United States

Greg Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States

Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States

Jerome Schneider	Managing Director – Executive Committee	United States

Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States

Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States

Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States

Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States

Geraldine Sundstrom	Managing Director – Executive Committee, Portfolio Manager, Asset Allocation	United Kingdom